April 25, 2019

Edward M. Karr
Chief Executive Officer
U.S. Gold Corp.
1910 Idaho Street, Suite 102 - Box 604
Elko, NV 89801

       Re: U.S. Gold Corp.
           Form 10-K for Fiscal Year Ended April 30, 2018
           Filed July 30, 2018
           File No. 001-08266

Dear Mr. Karr:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2018 Filed July, 30 2018

Item 1. Business, page 3

1. In several instances throughout this filing and other filings you refer to the Copper King
      Project and the Gold Bar North project as a "development project". Please note that absent proven or probable reserves (as defined in Industry Guide 7), a project is considered to be in the exploration stage. Please modify your disclosures to remove references to "development project" so as not to imply your projects are in the development stage or tell us why your presentation is appropriate. Refer to paragraph
      (a)(4) of Industry Guide 7 and the instructions thereto.
2. We note your disclosure of measured, indicated, and inferred resources on page 6 of your filing. Only estimates of proven and probable reserves may be disclosed in filings with the U.S. Securities and Exchange Commission unless required to be disclosed by foreign or state law. See Instruction 5 to Item 102 of Regulation S-K and Industry Guide 7,
      Instructions to paragraph (b)(5). Please advise or revise to remove your resource
 Edward M. Karr
U.S. Gold Corp.
April 25, 2019
Page 2
         disclosures.
3. Please revise to describe your current exploration activities and future exploration plans for each of your material properties. See Industry Guide 7, paragraph
(b)(4)(i). In your
         response please include a description of your quality control procedures as they relate to your exploration work.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. You may contact James Giugliano at (202) 551-3319 or Joel
Parker at (202) 551-3651 with any other questions.



                                                               Sincerely,
FirstName LastNameEdward M. Karr
                                                               Division of
Corporation Finance
Comapany NameU.S. Gold Corp.
                                                               Office of
Beverages, Apparel and
April 25, 2019 Page 2                                          Mining
FirstName LastName